Carey Roberts
Deputy General Counsel, Chief Compliance Officer & Corporate Secretary

Marsh & McLennan Companies, Inc.
1166 Avenue of the Americas
New York, New York 10036
+1 212 345 9256
Fax + 1 212 827 3219
carey.roberts@mmc.com
www.mmc.com

August 19, 2016

Ms. Cecilia Blye, Chief
Office of Global Security Risk
Division of Corporation Finance
Securities and Exchange Commission,
100 F Street, N.E.
Washington, D.C. 20549

Re:	Marsh & McLennan Companies, Inc. (“MMC”) Form 10-K for the Fiscal Year Ended December 31, 2015 Filed February 24, 2016 File No. 1-05998

Dear Ms. Blye:

This letter provides the responses of Marsh & McLennan Companies, Inc. (“MMC”) and its subsidiaries (collectively with MMC, the “Company”) to the comments in your July 20, 2016 letter to Daniel S. Glaser, President and Chief Executive Officer of MMC, regarding the Company’s Form 10-K for the year ended December 31, 2015 (the “Comment Letter”).
The Staff’s comments are included below in italics, followed by the Company’s responses. The responses are provided with respect to the time period beginning January 1, 2013 through June 30, 2016.
Background
The Company is a global professional services firm offering clients advice and solutions in the areas of risk, strategy and people through four operating companies: Marsh, an insurance broker, intermediary and risk advisor; Guy Carpenter, a risk and reinsurance specialist; Mercer, a provider of human resources and related financial advice and services; and Oliver Wyman Group, a management, economic and brand consultancy. The Company has over 60,000 employees in more than 130 countries.
The Company is committed to compliance with applicable economic sanctions, anti-terrorist financing laws, export controls and anti-boycott laws. The Greater Good, the Company’s Code of Conduct, and the Company’s Trade Sanctions Compliance Policy require compliance with these laws, and apply to all employees of the Company. All of the Company’s more than 60,000 employees are required to certify that they have read, understand and will comply with The Greater Good. The Company has implemented systems and controls, including automated screening, client on-boarding procedures, transactional protocols, training and monitoring designed to achieve compliance with applicable sanctions laws and export controls, as well as with The Greater Good and the Company’s Trade Sanctions Compliance Policy.
Comments and Responses
1.In your letter to us dated October 31, 2013, you discussed certain activities related to Sudan and Syria. You indicate on page 18 that you may incur costs and difficulties in complying with U.S. trade sanctions laws relating to countries including Sudan and Syria. As you are aware, Sudan and Syria are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure about contacts with those countries. Please provide us with information regarding your contacts with Sudan and Syria since the referenced letter. You should describe any products or services you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Sudan and Syria or entities they control.

Overview of the Company’s Contacts with Sudan and Syria
In response to the Staff’s Comment Letter, the Company conducted a thorough due diligence exercise to identify contacts, revenue and payments related to Sudan and Syria. The results of that exercise are set forth below.
The Company’s contacts with Sudan and Syria are limited. The Company does not anticipate any increased contacts with Sudan or Syria.
The Company has no assets or liabilities in Sudan or Syria.
The Company does not maintain any offices or physical presence in Sudan or Syria, nor does the Company have employees resident in any of these countries.
As a multinational organization, the Company has contacts with tens of thousands of clients and business partners around the world.  In some cases, these third parties may engage in transactions with, or may operate in, Sudan or Syria. The Company’s systems and controls are designed to prevent transactions by the Company that may violate applicable trade sanctions laws. If the Company discovers a transaction or claim that involves a sanctioned country or person, where appropriate, the Company takes action intended to comply with applicable laws.
Information is provided below regarding the Company’s limited revenue related to clients’ risk exposures in or contacts with Sudan or Syria, and the Company’s limited payments to third parties related to Sudan and Syria.

Revenue Related to Contacts with Sudan and Syria¹
Financial information provided in this letter is stated in U.S. Dollars converted at 2016 rates from local currencies, where applicable.
The revenue set forth in Table 1 relates to the provision of insurance or reinsurance broking or risk consulting services to the Company’s multinational clients where there was revenue directly attributable to clients’ risk exposures in Sudan or Syria.
Table 1

Country	Revenue ($)
Sudan	243,800
Syria	209,000

Total:	452,800

We note, however, that the Company’s clients typically manage their insurance needs on a consolidated basis on behalf of their subsidiaries and affiliates, and it is common for such clients to require worldwide insurance and reinsurance coverage. We note also that the Company generally records and accumulates revenue by Company operation or by client. The Company generally does not record and accumulate revenues attributable to specific countries in which the Company’s clients may have risk exposures or other contacts.
Of the revenue described in Table 1, in response to the Staff’s request in the Comment Letter, we note the following revenues from contacts with Governments of Sudan and Syria or entities they control: (1) a U.S. subsidiary of the Company received approximately $174,700 in total for insurance broking services provided to the Sudanese and Syrian missions to the United Nations in the United States; and (2) a U.K. subsidiary of the Company received approximately $400 for reinsurance placements made with a Sudanese insurer on behalf of the subsidiary’s Kuwaiti clients.
The revenue set forth in Table 1 totals less than $0.5 million. In the context of the Company’s total revenues of over $44.8 billion from January 1, 2013 through June 30, 2016, the Table 1 revenue represents less than 0.01% of the Company’s total revenues. The Company believes that by any quantitative or qualitative standard the revenue set forth in Table 1 would be considered de minimis to its overall operations, and would not be deemed material to a reasonable investor in making an investment decision about the Company.
Payments Related to Contacts with Sudan and Syria
A U.K. subsidiary of the Company paid approximately $6,800 to foreign nationals who provided Sudanese or Syrian cost of living and remuneration information. None of these payments was made into Sudan or Syria. There was no revenue to the Company associated with these payments.
_______________________
¹Financial information provided in this letter is stated in U.S. Dollars converted at 2016 rates from local currencies, where applicable.

2.Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

The Company has considered the quantitative and qualitative aspects of its limited contacts with Sudan or Syria, and has concluded that these contacts and activities would not materially affect its reputation or share value, or impact investor sentiment. As noted in response to Comment 1 above, the Company’s contacts with these jurisdictions are limited. The quantitative impact of the contacts relative to the Company’s consolidated revenue is negligible, and the Company does not anticipate any increased contacts with Sudan or Syria. In addition, the Company has not received any indication that any state or municipal government, university or other investor has divested, or plans to divest, MMC securities based on the Company’s contacts with Sudan or Syria.

MMC acknowledges that:

•	the adequacy and accuracy of the disclosure in the Form 10-K is the responsibility of the Company;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•	MMC may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions about the information provided in this response, please do not hesitate to contact me.

Sincerely,

/s/ Carey S. Roberts__________________________________________
Carey S. Roberts Deputy General Counsel, Chief Compliance Officer & Corporate Secretary

cc:	Suzanne Hayes Pradip Bhaumik Division of Corporation Finance Securities and Exchange Commission